EXHIBIT 99.8

                                                                    May 11, 2004


                  Highlights of Consolidated Financial Results
                                   for FY2004
                     (April 1, 2003 through March 31, 2004)

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                        (Billions of yen unless otherwise specified)
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                                              FY2003                  FY2004                                       FY2005 Forecast
                                        (Apr. 2002 through      (Apr. 2003 through       % of change              (Apr. 2004 through
                                            Mar. 2003)              Mar. 2004)           from FY2003                   Mar. 2005)
====================================================================================================================================
Vehicle sales                                   6,113                  6,719                  9.9%                        7,020
(Thousand units)
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Net revenues                                 15,501.5               17,294.7                 11.6%
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Operating income                              1,271.6                1,666.8                 31.1%
(Income ratio)                                 (8.2%)                 (9.6%)
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Income before income taxes,                   1,226.6                1,765.7                 44.0%
minority interest and equity in
earnings of affiliated companies
(Income ratio)                                 (7.9%)                (10.2%)
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Net income                                      750.9                1,162.0                 54.8%
(Income ratio)                                 (4.8%)                 (6.7%)
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Factors contributing to increases                                  Operating income increased by
and decreases in operating                                                395.2 billion yen
income                                                      (Increase)
                                                            Marketing efforts                320.0
                                                            Cost reduction efforts           230.0
                                                            Transfer of the substitutional   107.0
                                                            portion of the employee
                                                            pension fund to the
                                                            Government

                                                            (Decrease)
                                                            Effects of changes in
                                                            exchange rates                  -140.0
                                                            Increases in labor costs and
                                                            other expenses, etc.            -121.8
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Capital investment                              999.0                  957.7                                              990.0
(excluding leased vehicles)
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Depreciation expenses                           684.1                  788.1                                              800.0
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R&D expenses                                    668.4                  682.2                                              680.0
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Performance evaluation                                               Increases in revenues
                                                                      and operating income
                                                               Increases in revenues, operating
                                                              income, income before income taxes,
                                                                minority interest and equity in
                                                             earnings of affiliated companies and
                                                            net income all reached historic highs.
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Number of employees                           232,928                264,410
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
Note: Effective from FY2004, Toyota prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements for FY2003 results have also been prepared in accordance with accounting principles generally accepted in the United States of America.

         Cautionary Statement with Respect to Forward-Looking Statements

         This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations in the markets in which Toyota operates, particularly laws, regulations and policies relating to trade restrictions, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates;
(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

         A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in the "Operating and Financial Review and Prospects" and "Information on the Company" sections and elsewhere in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.